Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is ris example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p

Please enter inputs in the orange cells			Quarter	Year
			Q2, 2021	2021
Company name	Tribe Pilot		Q3, 2021	2021
			Q4, 2021	2021
Total target loan amount	$107,000		Q1, 2022	2022
Multiple for investors	2.00		Q2, 2022	2022
% of revenues	5%		Q3, 2022	2022
			Q4, 2022	2022
Early Bird terms?	Yes		Q1, 2023	2023
Early Bird loan amount	$40,000		Q2, 2023	2023
Early Bird multiple for investors	2.25		Q3, 2023	2023
			Q4, 2023	2023
Year of disbursal	2021		Q1, 2024	2024
Quarter of disbursal	Q2		Q2, 2024	2024
Grace period quarters	1		Q3, 2024	2024
Quarter repaid	Q3, 2024			
Years to repay	3.50			

Non Early Bird loan amount	$67,000
Non Early Bird repayment amount	$134,000
Early Bird loan amount	$40,000
Early Bird repayment amount	$90,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$107,000
Total repayment amount	$224,000



**sky. The company may not achieve these revenue numbers for a number of reasons (for
rojections in column H to see how the repayment schedule would be affected.**

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$250,000	$0	$0	$224,000
$262,500	$13,125	$13,125	$210,875
$275,625	$13,781	$26,906	$197,094
$289,406	$14,470	$41,377	$182,623
$303,877	$15,194	$56,570	$167,430
$319,070	$15,954	$72,524	$151,476
$335,024	$16,751	$89,275	$134,725
$351,775	$17,589	$106,864	$117,136
$369,364	$18,468	$125,332	$98,668
$387,832	$19,392	$144,724	$79,276
$407,224	$20,361	$165,085	$58,915
$427,585	$21,379	$186,464	$37,536
$448,964	$22,448	$208,912	$15,088
$471,412	$23,571	$224,000	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$788,125	$26,906	$26,906	$224,000
2022	$1,247,377	$62,369	$89,275	$134,725
2023	$1,516,195	$75,810	$165,085	$58,915
2024	$1,842,944	$85,986	$224,000	$0